

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 23, 2018

<u>Via E-mail</u>
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
3 Waterloo Lane
Pembroke, Bermuda, HM 08

Re: **Third Point Reinsurance Ltd.**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Coleman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin Vaughn

Kevin Vaughn
Accounting Branch Chief
Office of Healthcare and Insurance